UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission file number 000-12477

THE RETIREMENT AND SAVINGS PLAN

FOR AMGEN MANUFACTURING, LIMITED

State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777

(Full title and address of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for

Amgen Manufacturing, Limited

Financial Statements

and Supplemental Schedules

Years ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants of The Retirement and

Savings Plan for Amgen Manufacturing, Limited

We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009 and assets (acquired and disposed of within year) for the year then ended are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Juan, Puerto Rico

June 23, 2010

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments at fair value	$120,441,565	$85,378,724
Receivables – due from broker	263,753	146,003

Total assets	120,705,318	85,524,727
Liabilities
Liabilities – due to broker	215,831	198,212

Net assets reflecting investments at fair value	120,489,487	85,326,515
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	(16,333)	409,362

Net assets available for benefits	$120,473,154	$85,735,877

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2009	2008
Additions (deductions) to net assets:
Employer contributions	$11,327,502	$10,948,346
Participant contributions	7,637,569	7,399,323
Rollover contributions	68,710	139,378
Interest and dividend income	1,495,053	1,036,431
Net realized/unrealized gains/(losses)	17,188,943	(21,490,811)
Benefits paid	(2,980,500)	(5,969,281)

Net increase/(decrease)	34,737,277	(7,936,614)
Net assets available for benefits at beginning of year	85,735,877	93,672,491

Net assets available for benefits at end of year	$120,473,154	$85,735,877

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 2002, most recently amended and restated effective January 1, 2006 and subsequently amended, with the most recent amendment adopted on December 4, 2009. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended, is intended to qualify under sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the PR Code) (see Note 5, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions. A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $9,000 in 2009 and $8,000 in 2008. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired if their hire date was after March 1, 2008; after-tax elective contributions could begin immediately if they were hired on or before March 1, 2008. Participant after-tax elective contributions are subject to PR Code and Plan limitations and in no circumstance could exceed $1,500 in 2009 and 2008. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.

Participants who are at least age 50 before the close of the Plan year can also elect to make certain additional pre-tax contributions, referred to as catch-up contributions, subject to the PR Code and Plan limitations and could not exceed $1,000 in 2009 and 2008. Participants may also contribute pre-tax and after-tax amounts representing distributions from other defined benefit or defined contribution plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation (Core Contribution). In addition, the Company makes a contribution of 100% of up to 5% of eligible compensation contributed by each participant as pre-tax elective contributions and, if applicable, as catch-up contributions (Matching Contribution).

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

Participants select the investments in which their contributions, including Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Effective October 1, 2008, participants may direct a maximum of 20% of contributions to be invested in Amgen stock; prior to October 1, 2008, participants could direct a maximum of 50% of contributions to be invested in Amgen stock. Participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more (50% or more prior to October 1, 2008) of the value of a participant’s Plan account is invested in Amgen stock, no transfers from other investment options can be made to invest in Amgen stock.

The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Vesting

Participants who are or became eligible employees on or after January 1, 2007 are 100% vested with respect to all of their individual contributions, Company Contributions, and earnings and losses (hereafter referred to as “earnings”) thereon. Participants who are not and do not become eligible employees on or after January 1, 2007 are subject to certain vesting conditions (as defined in the Plan) with regard to Company contributions and related earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Plan Investments

Effective October 1, 2008, participants can invest in any of 14 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement under which a wider array of investment options are available. Each asset class has investments in mutual funds, collective trust funds and/or portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). Prior to October 1, 2008, participants could invest in mutual funds, Amgen stock and separately managed portfolios. The separately managed portfolios have underlying investments primarily in publicly traded common and preferred stocks of domestic and foreign entities.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

Payments of Benefits

Upon termination of employment, including termination due to disability (as defined in the Plan), death or retirement, a participant or the participant’s named beneficiary may elect to receive an amount equal to the value of his or her vested account balance in (a) a single lump sum payment in cash, (b) a single sum distribution in full shares of Amgen stock (with any fractional shares paid in cash), (c) a single sum distribution paid in a combination of cash and full shares of Amgen stock, or (d) a rollover distribution to an eligible retirement plan (as defined in the Plan). If a participant dies before receiving the value of his or her vested account balance, the participant’s beneficiary may elect to receive the distribution from among the alternatives described above.

Subsequent to termination of employment, participants may also elect to maintain their vested account balance in the Plan, provided that their account balance is greater than $1,000.

Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to certain restrictions, a participant can have outstanding up to two loans at any one time from his or her Plan account up to a combined maximum amount (as defined in the Plan) equal to the lesser of (a) 50% of their vested account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). Loans made prior to January 1, 2006 bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006 bear interest at fixed rates based on the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their vested account balances.

Trustee

Banco Popular de Puerto Rico is the Plan’s trustee.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Fair Value Measurement

The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements). In 2009, the Plan adopted a new accounting standard that prospectively requires additional disaggregation when presenting the fair values of categories of Plan assets. The adoption of this new accounting standard did not have any impact on the Plan’s net assets. Also, in 2009, the Plan adopted a new accounting standard that provides additional guidance in estimating fair value when the market volume and level of activity for an investment has significantly decreased and in identifying circumstances that indicate a transaction may not be orderly. The adoption of this new accounting standard did not have a material impact on the Plan’s financial statements.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at carrying value, plus accrued interest.

Collective Trust Funds

Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers. The unit values are based on the fair value of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

The investment strategies of the Plan’s collective trust funds vary based on the investment objectives of the asset class of which they are a part. Such investment strategies include investments in fixed income securities and investments in equity securities for growth and value objectives as well as to replicate market indexes and to invest in emerging markets. There are no material redemption restrictions on any of these investments.

Fully Benefit-Responsive Investment Contracts

The Plan holds units of collective trust funds that have investments in fully benefit-responsive investment contracts. Such contracts held directly or indirectly by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate qualified transactions related to these investments. The Statements of Net Assets Available for Benefits present these contracts at fair value with an adjustment to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Other Investments

Common stock (including Amgen stock), preferred stock and mutual funds are valued using quoted market prices in active markets with no valuation adjustment. Common and preferred stocks traded in markets that are not considered active are valued using broker or dealer quotations. Participant loans are valued at carrying amount, which approximates fair value.

Due from/to Brokers

Purchases and sales of investments are recorded on a trade-date basis. Due from brokers and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2009 and 2008.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Subsequent events were evaluated through the date of issuance of the financial statements in this Form 11-K.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

Recent Accounting Pronouncements

In 2010, the Plan will adopt a new accounting standard which requires additional disclosure about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements (see Note 3, Fair Value Measurements). This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for Level 2 and Level 3 measurements. In addition, effective for 2011, this standard will require additional disclosure and the presentation of disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than as one net amount. As this new accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Plan’s net assets available for benefits or changes to net assets available for benefits.

3. Fair Value Measurements

The Plan uses various valuation approaches in determining the fair value of investment assets within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access;

Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than level 1 inputs;

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary among the various types of investment assets. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

The following fair value hierarchy table presents information about each major category of the Plan’s investment assets measured at fair value:

	Fair value measurements at December 31, 2009 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$24,454,206	$—	$—	$24,454,206
Cash and cash equivalents	115,481	—	—	115,481
Common and preferred stocks:
Growth	16,545,699	—	—	16,545,699
Value	11,251,726	—	—	11,251,726
Other	236,841	141,545	—	378,386
Mutual funds:
Fixed income	2,151,872	—	—	2,151,872
Value	4,392,212	—	—	4,392,212
Other	2,268,804	—	—	2,268,804
Collective trust funds:
Fixed income	—	16,152,094	—	16,152,094
Growth	—	2,002,548	—	2,002,548
Index	—	25,157,297	—	25,157,297
Value	—	1,635,861	—	1,635,861
Other	—	3,971,394	—	3,971,394
Loans to participants	—	—	9,963,985	9,963,985

	$61,416,841	$49,060,739	$9,963,985	$120,441,565

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

	Fair value measurements at December 31, 2008 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$24,262,822	$—	$—	$24,262,822
Cash and cash equivalents	198,257	—	—	198,257
Common and preferred stocks	16,885,050	118,284	—	17,003,334
Mutual funds	7,432,237	—	—	7,432,237
Collective trust funds	—	27,689,029	—	27,689,029
Loans to participants	—	—	8,791,500	8,791,500
Other	—	1,545	—	1,545

	$48,778,366	$27,808,858	$8,791,500	$85,378,724

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	Level 3 Assets – Loans to Participants
	Year ended December 31
	2009	2008
Balance at the beginning of the year	$8,791,500	$7,264,248
Issuances, repayments and settlements, net	1,172,485	1,527,252

Balance at the end of the year	$9,963,985	$8,791,500

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

4. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008 are as follows:

	December 31
	2009	2008
Amgen stock	$24,454,206	$24,262,822
Blackrock Equity Index Fund F – Collective trust fund (formerly Barclay’s Global Investment Equity Index Fund – Collective trust fund)	19,383,462	12,037,994
Wells Fargo Stable Return Fund G – Collective trust fund	10,284,540	6,710,498

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in fair value as follows:

	Year ended December 31
	2009	2008
Amgen stock	$(402,123)	$4,494,236
Common and preferred stocks	6,945,129	(7,169,942)
Mutual funds	2,834,718	(15,760,375)
Collective trust funds	7,809,583	(3,012,014)
Other	1,636	(42,716)

	$17,188,943	$(21,490,811)

5. Income Tax Status

The Plan received a determination letter from the Puerto Rico Treasury Department, dated June 22, 2007 and with an effective date of January 1, 2006, stating that the Plan is qualified, in form, under the PR Code and, therefore, the related trust forming a part of the Plan is exempt from taxation. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended. Subsequent amendments have been structured and are intended to maintain the Plan’s tax qualified status. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

6. Services Provided by the Company

During 2009 and 2008, the Company has paid trustee fees and certain other administrative costs on behalf of the Plan.

7. Reconciliation of Financial Statements to Form 5500

The reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008 consists of the following:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$120,473,154	$85,735,877
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,333	(409,362)
Amounts allocated to withdrawing participants	(16,711)	(4,663)
Deemed loans	(14,370)	(60,849)

Net assets per the Form 5500	$120,458,406	$85,261,003

For the year ended December 31, 2009, the following is a reconciliation of the net investment income per the financial statements to the Form 5500:

Year ended December 31, 2009
Interest and dividend income	$1,495,053
Net realized/unrealized gains	17,188,943

Total net investment income per the financial statements	18,683,996
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts:
Less prior year adjustment	409,362
Add current year adjustment	16,333

Total net investment income per the Form 5500	$19,109,691

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

For the year ended December 31, 2009, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year ended December 31, 2009
Total distributions per the financial statements	$2,980,500
Less prior year amounts allocated to withdrawing participants	(4,663)
Add current year amounts allocated to withdrawing participants	16,711
Less prior year deemed loan balance	(60,849)
Add current year deemed loan balance	14,370

Total distributions per the Form 5500	$2,946,069

Supplemental Schedule

The Retirement and Savings Plan for Amgen Manufacturing, Limited

EIN: 98-0210484 Plan: #001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue	Description of Investment	Current Value
Amgen stock*	Employer Securities 432,282 shares		$24,454,206
Capital Preservation Asset Class:
Northern Trust Global Investments Collective Daily Short term Investment Fund*	Common Collective Trust 725,999 units	$725,999
Wells Fargo Stable Return Fund G	Common Collective Trust 221,278 units	10,284,540

Total Capital Preservation Asset Class			11,010,539
Emerging Markets Equity Asset Class:
JP Morgan Emerging Markets Equity Focus Fund	Common Collective Trust 75,961 units	3,484,328
Northern Trust Global Investment Collective Daily MSCI Emerging Markets Fund-Non Lending*	Common Collective Trust 2,588 units	356,557

Total Emerging Markets Equity Asset Class			3,840,885
Fixed Income Asset Class:
Western Asset Funds Inc. Core Plus Bond Portfolio Institutional Class	Common Collective Trust 350,571 units	3,554,794
Northern Trust Global Investment Collective Daily Aggregate Bond Index Fund-Non Lending*	Common Collective Trust 13,298 units	1,407,564

Total Fixed Income Asset Class			4,962,358
High Yield Asset Class:
Blackrock High Yield Bond Fund*	Mutual fund 248,957 shares	1,745,191
Northern Trust Global Investments Collective Daily Short term Investment Fund*	Common Collective Trust 147,537 units	147,537

Total High Yield Asset Class			1,892,728
Inflation Protection Asset Class:
Vanguard Inflation Protected Fund	Mutual fund 16,498 shares	406,680
Northern Trust Global Investment Collective Daily Tips Index Fund-Non Lending*	Common Collective Trust 291 units	31,660

Total Inflation Protection Asset Class			438,340
International Growth Asset Class:
Northern Trust Global Investments Collective Daily EAFE Index Fund*	Common Collective Trust 2,274 units	445,697
BHP Billiton PLC	Common Stock 5,250 shares	169,134
Nestle SA	Common Stock 2,840 shares	137,912
Novartis AG	Common Stock 2,340 shares	127,893
Unilever NV	Common Stock 3,670 shares	119,791
Rio Tinto	Common Stock 1,965 shares	107,571
Goldcorp Inc.	Common Stock 2,690 shares	105,825
British American Tobacco	Common Stock 3,238 shares	105,440
Mitsubishi Corporation	Common Stock 4,200 shares	103,991

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Telefonica SA	Common Stock 3,580 shares	100,263
Samsung Electronics	Common Stock 280 shares	96,880
Standard Chartered	Common Stock 3,775 shares	96,013
Sun Hung Kai Properties Ltd.	Common Stock 6,000 shares	89,992
Galp Energia	Common Stock 5,110 shares	88,565
Anheuser-Busch InBev NV	Common Stock 1,688 shares	88,144
Industrial & Commercial Bank of China	Common Stock 105,000 shares	87,206
Teva Pharmaceuticals Industries Ltd.	Common Stock 1,510 shares	84,832
Banco Bradesco	Preferred Stock 3,900 shares	81,414
Bayer AG	Common Stock 995 shares	79,887
ABB Ltd.	Common Stock 4,110 shares	79,278
HDFC Bank Ltd.	Common Stock 590 shares	76,747
Xstrata PLC	Common Stock 4,170 shares	75,487
Canadian National Railways	Common Stock 1,330 shares	72,745
Roche Holdings AG	Common Stock 380 shares	64,623
BASF	Common Stock 1,030 shares	64,225
Tesco Corporation	Common Stock 8,920 shares	61,651
Holcim	Common Stock 790 shares	61,519
Tele2 AB Series B	Common Stock 3,960 shares	61,118
Rakuten Inc.	Common Stock 80 shares	60,755
JFE Holdings Inc.	Common Stock 1,500 shares	58,811
DnB NOR ASA	Common Stock 5,377 shares	58,407
Technip	Common Stock 810 shares	57,410
China Overseas Land & Investment Ltd.	Common Stock 26,000 shares	54,991
Wilmar International Ltd.	Common Stock 12,000 shares	54,959
Toshiba Corporation	Common Stock 10,000 shares	54,890
Chunghwa Telecom Company Ltd.	Common Stock 2,946 shares	54,707
Philips Electronics	Common Stock 1,840 shares	54,594
Commonwealth Bank Of Australia	Common Stock 1,100 shares	54,262
Swatch Group	Common Stock 210 shares	53,203
Nissan Motor Company Ltd.	Common Stock 6,000 shares	52,205
Banco Santander*	Common Stock 3,120 shares	51,703
Genting Singapore PLC	Common Stock 55,000 shares	50,928
Infosys Technologies Ltd.	Common Stock 895 shares	49,467
Denso Corporation	Common Stock 1,600 shares	47,779
Telenor ASA	Common Stock 3,400 shares	47,703
Asahi Glass Company	Common Stock 5,000 shares	47,156
ASML Holding	Common Stock 1,340 shares	46,142
AMEC	Common Stock 3,600 shares	46,043
Vedanta Resources PLC	Common Stock 1,070 shares	45,115
Larsen & Toubro Ltd.	Common Stock 1,230 shares	45,080
Astrazeneca	Common Stock 950 shares	44,650
DBS Group Holdings Ltd.	Common Stock 4,000 shares	43,876

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
BP	Common Stock 4,525 shares	43,843
Prudential	Common Stock 4,150 shares	42,890
Daimlerchrysler	Common Stock 780 shares	41,664
Seadrill Ltd.	Common Stock 1,600 shares	40,992
Bombardier Inc. Class B	Common Stock 8,400 shares	38,460
Canon Inc.	Common Stock 800 shares	33,600
Cyrela Brazil Realty SA Empreendimentos	Common Stock 2,400 shares	33,559
Honda Motor Company	Common Stock 1,000 shares	33,407
Robeco	Cash and Short Term Investments	33,139
Check Point Software Technologies	Common Stock 930 shares	31,509
Swire Pacific	Common Stock 2,500 shares	30,307
Redecard	Common Stock 1,600 shares	26,572
Electrolux AB Series B	Common Stock 1,080 shares	25,336
Atlas Copco Series A	Common Stock 1,690 shares	24,924
Trina Solar Ltd.	Common Stock 420 shares	22,667
Shire PLC	Common Stock 1,050 shares	20,517
FLSmidth & Company A/S Series B	Common Stock 260 shares	18,399
Aixtron AG	Common Stock 540 shares	18,207
Perfect World Company Ltd. Class B	Common Stock 390 shares	15,382
SBM Offshore NV	Common Stock 730 shares	14,427
Stora Enso Oyj Series R	Common Stock 1,880 shares	13,163
Taiyo Yuden Company Ltd.	Common Stock 1,000 shares	12,826
China Railway Group Ltd	Common Stock 16,000 shares	12,463

Total International Growth Asset Class			4,796,932
International Value Asset Class:
Dodge & Cox International Fund	Mutual fund 137,903 shares	4,392,212
Northern Trust Global Investments Collective Daily EAFE Index Fund*	Common Collective Trust 2,222 units	435,485

Total International Value Asset Class			4,827,697
Large Cap Growth Asset Class:
Northern Trust Global Investment Collective Daily Russell 1000 Growth Index Fund-Non Lending*	Common Collective Trust 8,686 units	1,167,922
Apple Inc.	Common Stock 2,159 shares	455,247
Google Inc. Class A	Common Stock 650 shares	402,987
Cisco Systems Inc.	Common Stock 14,989 shares	358,837
Microsoft Corporation	Common Stock 11,033 shares	336,396
Northern Trust Global Investments Collective Daily Short term Investment Fund*	Common Collective Trust 281,852 units	281,852
Amazon.com Inc.	Common Stock 2,015 shares	271,058
Broadcom Corporation Class A	Common Stock 7,797 shares	245,216
Goldman Sachs Group Inc.	Common Stock 1,436 shares	242,454

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
EMC Corporation	Common Stock 13,386 shares	233,853
3M Company	Common Stock 2,824 shares	233,460
Blackrock Inc.*	Common Stock 973 shares	225,931
Oracle Corporation	Common Stock 8,726 shares	214,136
Hewlett Packard Company	Common Stock 4,012 shares	206,658
Franklin Resources Inc.	Common Stock 1,755 shares	184,889
Freeport-McMoran Copper & Gold Inc.	Common Stock 2,284 shares	183,382
Southwestern Energy	Common Stock 3,728 shares	179,690
Ebay Inc.	Common Stock 7,625 shares	179,493
International Business Machines Corporation	Common Stock 1,309 shares	171,348
Starbucks Corporation	Common Stock 7,152 shares	164,925
Nordstrom Inc.	Common Stock 4,280 shares	160,842
Cameron International Corporation	Common Stock 3,590 shares	150,062
priceline.com Inc.	Common Stock 676 shares	147,706
Marvell Technology Group	Common Stock 7,095 shares	147,221
Cognizant Technology Solutions Corporation Class A	Common Stock 3,157 shares	143,012
Philip Morris International Inc.	Common Stock 2,900 shares	139,751
Express Scripts Inc.	Common Stock 1,586 shares	137,110
Qualcomm Inc.	Common Stock 2,858 shares	132,211
Visa Inc. Class A	Common Stock 2,770 shares	242,264
Comcast Corporation Class A	Common Stock 7,430 shares	125,270
Gilead Sciences Inc.	Common Stock 2,740 shares	118,587
JP Morgan Chase & Company	Common Stock 2,676 shares	111,509
McDonalds Corporation	Common Stock 1,760 shares	109,894
Bristol-Myers Squibb Company	Common Stock 4,170 shares	105,293
Deere & Company	Common Stock 1,925 shares	104,123
Alpha Natural Resources Inc.	Common Stock 2,320 shares	100,642
Linacre Holdings Inc.	Common Stock 2,710 shares	100,595
BMC Software Inc.	Common Stock 2,420 shares	97,042
Texas Instruments Inc.	Common Stock 3,650 shares	95,119
Merck & Company Inc.	Common Stock 2,576 shares	94,127
CNA Financial Corporation	Common Stock 3,910 shares	93,840
Raytheon Company	Common Stock 1,820 shares	93,766
Kimberly-Clark Corporation	Common Stock 1,470 shares	93,654
Colgate-Palmolive Company	Common Stock 1,120 shares	92,008
McKesson Corporation	Common Stock 1,440 shares	90,000
Scotts Miracle-Gro Company Class A	Common Stock 2,250 shares	88,448
C H Robinson Worldwide Inc.	Common Stock 1,500 shares	88,095
Flowserve Corporation	Common Stock 916 shares	86,589
PepsiCo Inc.	Common Stock 1,410 shares	85,728
Joy Global Inc.	Common Stock 1,630 shares	84,092
Urban Outfitters Inc.	Common Stock 2,390 shares	83,626

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Mylan Inc.	Common Stock 4,493 shares	82,806
Owens-Illinois Inc.	Common Stock 2,500 shares	82,175
Walgreen Company	Common Stock 2,230 shares	81,886
Tiffany & Co	Common Stock 1,894 shares	81,442
Allergan Inc.	Common Stock 1,291 shares	81,346
Polo Ralph Lauren Corporation Class A	Common Stock 980 shares	79,360
Medco Health Solutions Inc.	Common Stock 1,219 shares	77,906
Life Technologies Corporation	Common Stock 1,470 shares	76,778
Occidental Petroleum Corporation	Common Stock 930 shares	75,656
Wal-Mart Stores Inc.	Common Stock 1,380 shares	73,761
Alcon Inc.	Common Stock 440 shares	72,314
Masco Corporation	Common Stock 5,170 shares	71,398
Intel Corporation	Common Stock 3,380 shares	68,952
American Tower Corporation Class A	Common Stock 1,570 shares	67,840
Transocean Ltd.	Common Stock 800 shares	66,240
Praxair Inc.	Common Stock 810 shares	65,051
Cummins Inc.	Common Stock 1,400 shares	64,204
Salesforce.com Inc.	Common Stock 832 shares	61,377
Guess?, Inc.	Common Stock 1,423 shares	60,193
Adobe Systems Inc.	Common Stock 1,630 shares	59,951
International Game Technology	Common Stock 3,185 shares	59,782
FMC Technologies Inc.	Common Stock 1,023 shares	59,170
Anadarko Petroleum Corporation	Common Stock 947 shares	59,112
Range Resources Corporation	Common Stock 1,132 shares	56,430
Teva Pharmaceuticals Industries Ltd.	Common Stock 1,000 shares	56,180
United Technologies Corporation	Common Stock 790 shares	54,834
Cree Inc.	Common Stock 910 shares	51,297
Medtronic Inc.	Common Stock 1,150 shares	50,577
Brocade Communications Systems Inc.	Common Stock 6,591 shares	50,289
Celgene Corporation	Common Stock 900 shares	50,112
Precision Castparts Corporation	Common Stock 440 shares	48,554
EOG Resources Inc.	Common Stock 499 shares	48,553
Expeditors International of Washington Inc.	Common Stock 1,370 shares	47,580
Danaher Corporation	Common Stock 630 shares	47,376
AES Corporation	Common Stock 3,540 shares	47,117
Abbott Laboratories	Common Stock 870 shares	46,971
Expedia Inc.	Common Stock 1,795 shares	46,149
Discovery Communications Inc.	Common Stock 1,496 shares	45,882
Time Warner Inc.	Common Stock 1,550 shares	45,167
IntercontinentalExchange, Inc.	Common Stock 400 shares	44,920
General Mills Inc.	Common Stock 620 shares	43,902
CSX Corporation	Common Stock 860 shares	41,701
Baxter International Inc.	Common Stock 710 shares	41,663

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Juniper Networks Inc.	Common Stock 1,540 shares	41,072
Check Point Software Technologies	Common Stock 1,210 shares	40,995
Carnival Corporation	Common Stock 1,190 shares	37,711
Lowes Companies Inc.	Common Stock 1,600 shares	37,424
Target Corporation	Common Stock 760 shares	36,761
Citrix Systems, Inc.	Common Stock 850 shares	35,369
ABB Ltd.	Common Stock 1,840 shares	35,144
FMC Corporation	Common Stock 610 shares	34,014
DIRECTV Class A	Common Stock 1,010 shares	33,684
Church & Dwight Inc.	Common Stock 550 shares	33,248
Avon Products Inc.	Common Stock 1,040 shares	32,760
Shire PLC	Common Stock 550 shares	32,285
Nike Inc. Class B	Common Stock 480 shares	31,714
Cliffs Natural Resources Inc.	Common Stock 672 shares	30,972
Walt Disney Company	Common Stock 960 shares	30,960
Walter Energy Inc.	Common Stock 407 shares	30,651
Ametek Inc.	Common Stock 770 shares	29,445
Netapp Inc.	Common Stock 800 shares	27,512
Kohl’s Corporation	Common Stock 510 shares	27,504
Research In Motion Ltd.	Common Stock 400 shares	27,016
Best Buy Inc.	Common Stock 650 shares	25,649
DreamWorks Animation SKG, Inc. Class A	Common Stock 640 shares	25,568
St. Jude Medical, Inc.	Common Stock 680 shares	25,010
Nvidia Corporation	Common Stock 1,330 shares	24,844
Alexion Pharmaceuticals Inc.	Common Stock 490 shares	23,922
Coach Inc.	Common Stock 640 shares	23,379
Wells Fargo & Company	Common Stock 750 shares	20,243
Qiagen NV	Common Stock 890 shares	19,865
UnitedHealth Group Inc.	Common Stock 550 shares	16,764
Gap Inc.	Common Stock 760 shares	15,922

Total Large Cap Growth Asset Class			12,963,321
Large Cap Index Asset Class:
Blackrock Equity Index Fund F*	Common Collective Trust 1,106,362 units	19,383,462
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund*	Common Collective Trust 562 units	1,813,820

Total Large Cap Index Asset Class			21,197,282

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Large Cap Value Asset Class:
Northern Trust Global Investment Collective Daily Russell 1000 Value Index Fund-Non Lending*	Common Collective Trust 1,593 units	218,400
Northern Trust Global Investments Collective Daily Short term Investment Fund*	Common Collective Trust 81,176 units	81,176
JP Morgan Chase & Company	Common Stock 1,946 shares	81,091
Total SA	Common Stock 1,048 shares	67,114
Hewlett Packard Company	Common Stock 1,238 shares	63,769
Pfizer Inc.	Common Stock 3,353 shares	60,991
Bank of America Corporation*	Common Stock 3,628 shares	54,638
Hess Corporation	Common Stock 900 shares	54,450
DIRECTV Class A	Common Stock 1,618 shares	53,960
Exxon Mobil Corporation	Common Stock 791 shares	53,938
Ameriprise Financial Inc.	Common Stock 1,374 shares	53,339
Wells Fargo & Company	Common Stock 1,958 shares	52,846
Merck & Co. Inc.	Common Stock 1,413 shares	51,631
Northrop Grumman Corporation	Common Stock 839 shares	46,858
State Street Corporation	Common Stock 1,058 shares	46,065
Comcast Corporation Class A	Common Stock 2,732 shares	46,062
PNC Financial Services Group	Common Stock 852 shares	44,977
Travelers Companies Inc.	Common Stock 897 shares	44,724
General Electric Company	Common Stock 2,954 shares	44,694
UnitedHealth Group Inc.	Common Stock 1,395 shares	42,520
EQT Corporation	Common Stock 964 shares	42,339
Owens-Illinois Inc.	Common Stock 1,258 shares	41,350
Bank of New York Mellon Corporation	Common Stock 1,438 shares	40,221
Smith International Inc.	Common Stock 1,427 shares	38,772
Conagra Foods Inc.	Common Stock 1,681 shares	38,747
Covidien PLC	Common Stock 805 shares	38,551
EOG Resources Inc.	Common Stock 396 shares	38,531
Medtronic Inc.	Common Stock 870 shares	38,263
Vodafone Group PLC	Common Stock 1,621 shares	37,429
Berkshire Hathaway Inc. Class B	Common Stock 11 shares	36,146
Public Service Enterprise Group Inc.	Common Stock 1,086 shares	36,110
Siemens AG	Common Stock 386 shares	35,396
Johnson & Johnson	Common Stock 548 shares	35,297
Foster Wheeler Ltd.	Common Stock 1,192 shares	35,092
Oracle Corporation	Common Stock 1,430 shares	35,092
PepsiCo Inc.	Common Stock 577 shares	35,082
Weyerhaeuser Company	Common Stock 777 shares	33,520
American Electric Power Company Inc.	Common Stock 952 shares	33,120
Consol Energy Inc.	Common Stock 661 shares	32,918
AT&T Inc.	Common Stock 1,166 shares	32,683

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Allegheny Energy Inc.	Common Stock 1,386 shares	32,543
Anadarko Petroleum Corporation	Common Stock 520 shares	32,458
US Bancorp	Common Stock 1,439 shares	32,392
Valero Energy Corporation	Common Stock 1,888 shares	31,624
Legg Mason Inc.	Common Stock 1,045 shares	31,517
Centurytel Inc.	Common Stock 862 shares	31,213
Boston Scientific Corporation	Common Stock 3,454 shares	31,086
Honeywell International Inc.	Common Stock 771 shares	30,223
Cisco Systems Inc.	Common Stock 1,256 shares	30,069
International Business Machines Corporation	Common Stock 229 shares	29,976
ArcelorMittal	Common Stock 655 shares	29,966
CVS Caremark Corporation	Common Stock 929 shares	29,923
XTO Energy Inc.	Common Stock 642 shares	29,872
Block H & R Inc.	Common Stock 1,308 shares	29,587
ABB Ltd.	Common Stock 1,545 shares	29,510
Nike Inc. Class B	Common Stock 442 shares	29,203
Discover Financial Services	Common Stock 1,968 shares	28,949
Wal-Mart Stores Inc.	Common Stock 533 shares	28,489
Time Warner Inc.	Common Stock 966 shares	28,149
Gap Inc.	Common Stock 1,310 shares	27,445
Estee Lauder Companies Inc. Class A	Common Stock 560 shares	27,082
Ebay Inc.	Common Stock 1,148 shares	27,024
Applied Materials Inc.	Common Stock 1,929 shares	26,890
Bristol-Myers Squibb Company	Common Stock 1,045 shares	26,386
Goodyear Tire & Rubber Company	Common Stock 1,868 shares	26,339
Microsoft Corporation	Common Stock 761 shares	23,203
Harman International Industries Inc.	Common Stock 610 shares	21,521
Molson Coors Brewing Company Class B	Common Stock 453 shares	20,457
Praxair Inc.	Common Stock 245 shares	19,676
Fifth Third Bancorp	Common Stock 2,011 shares	19,607
Dr Pepper Snapple Group Inc.	Common Stock 645 shares	18,254
AOL Inc.	Common Stock 516 shares	12,012
Pulte Homes Inc.	Common Stock 473 shares	4,730

Total Large Cap Value Asset Class			2,875,277
Participant Loans*	Interest rates 4.25% - 12.66%		9,963,985
Participant Self-Directed Accounts	Various Investments		266,090

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Real Estate Investment Trust (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual fund 231,511 shares	2,268,805
Northern Trust Global Investments Collective Daily Short term Investment Fund *	Common Collective Trust 130,508 units	130,508

Total Real Estate Investment Trust (REIT) Asset Class			2,399,313
Small-Mid Cap Growth Asset Class:
Northern Trust Global Investment Russell 2000 Growth Index Fund-Non Lending*	Common Collective Trust 812 units	95,664
MSCI Inc. Class A	Common Stock 1,190 shares	37,841
Transdigm Group Inc.	Common Stock 674 shares	32,007
Polycom Inc.	Common Stock 1,216 shares	30,363
Roper Industries Inc.	Common Stock 555 shares	29,064
Green Mountain Coffee Roasters	Common Stock 323 shares	26,315
Terex Corporation	Common Stock 1,281 shares	25,377
priceline.com Inc.	Common Stock 99 shares	21,632
Alliance Data Systems Corporation	Common Stock 327 shares	21,121
American Superconductor Corporation	Common Stock 510 shares	20,859
VCA Antech Inc.	Common Stock 778 shares	19,388
Solutia Inc.	Common Stock 1,451 shares	18,428
Cymer Inc.	Common Stock 392 shares	15,045
Netlogic Microsystems Inc.	Common Stock 316 shares	14,618
Sykes Enterprises Inc.	Common Stock 559 shares	14,238
Gymboree Corporation	Common Stock 327 shares	14,221
Successfactors Inc.	Common Stock 808 shares	13,397
DeVry Inc.	Common Stock 234 shares	13,275
Dealertrack Holdings Inc.	Common Stock 698 shares	13,115
Affiliated Managers Group Inc.	Common Stock 192 shares	12,931
Blackboard Inc.	Common Stock 273 shares	12,391
Tiffany & Company	Common Stock 287 shares	12,341
Lubrizol Corporation	Common Stock 167 shares	12,183
Urban Outfitters Inc.	Common Stock 345 shares	12,072
Conceptus Inc.	Common Stock 627 shares	11,763
Ansys Inc.	Common Stock 269 shares	11,691
Warnaco Group Inc.	Common Stock 276 shares	11,644
Northern Trust Global Investments Collective Daily Short term Investment Fund*	Common Collective Trust 11,414 units	11,414
Robert Half International Inc.	Common Stock 427 shares	11,414
F5 Networks Inc.	Common Stock 211 shares	11,179
Dolby Laboratories Inc. Class A	Common Stock 227 shares	10,835
Chipotle Mexican Grill Inc.	Common Stock 116 shares	10,227
SAIC Inc.	Common Stock 530 shares	10,038
Rovi Corporation	Common Stock 311 shares	9,912

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Arena Resources Inc.	Common Stock 223 shares	9,616
Guess?, Inc.	Common Stock 227 shares	9,602
Beckman Coulter Inc.	Common Stock 146 shares	9,554
Rackspace Hosting Inc.	Common Stock 455 shares	9,487
SEI Investments Company	Common Stock 539 shares	9,443
Rowan Companies Inc.	Common Stock 417 shares	9,441
Bucyrus International Inc. Class A	Common Stock 167 shares	9,414
Monster Worldwide Inc.	Common Stock 530 shares	9,222
Inverness Medical Innovations Inc.	Common Stock 220 shares	9,132
Solarwinds Inc.	Common Stock 386 shares	8,882
Vistaprint	Common Stock 156 shares	8,839
Massey Energy Company	Common Stock 208 shares	8,738
Commvault Systems Inc.	Common Stock 367 shares	8,694
GSI Commerce Inc.	Common Stock 334 shares	8,480
Blue Coat Systems Inc.	Common Stock 297 shares	8,476
Nuance Communications Inc.	Common Stock 517 shares	8,034
Strayer Education Inc.	Common Stock 37 shares	7,862
Polaris Industries Inc.	Common Stock 176 shares	7,679
Live Nation Inc.	Common Stock 626 shares	7,650
Greenhill & Company Inc.	Common Stock 92 shares	7,382
Thoratec Corporation	Common Stock 270 shares	7,268
Hub Group Inc. Class A	Common Stock 267 shares	7,164
Alexion Pharmaceuticals Inc.	Common Stock 143 shares	6,981
Varian Semiconductor Equipment Associates Inc.	Common Stock 191 shares	6,853
Linacre Holdings Inc.	Common Stock 180 shares	6,682
TiVo Inc.	Common Stock 644 shares	6,556
Vanceinfo Technologies Inc.	Common Stock 340 shares	6,531
Cerner Corporation	Common Stock 79 shares	6,513
Comstock Resources Inc.	Common Stock 159 shares	6,451
Catalyst Health Solutions Inc.	Common Stock 175 shares	6,382
Home Inns & Hotels Management Inc.	Common Stock 177 shares	6,257
United Therapeutics Corporation	Common Stock 118 shares	6,213
Dendreon Corporation	Common Stock 214 shares	5,624
Concho Resources Inc.	Common Stock 124 shares	5,568
Amylin Pharmaceuticals Inc.	Common Stock 390 shares	5,534
Perrigo Company	Common Stock 137 shares	5,458
Biomarin Pharmaceutical Inc.	Common Stock 286 shares	5,380
Human Genome Sciences Inc.	Common Stock 175 shares	5,355
Athenahealth Inc.	Common Stock 118 shares	5,338
Onyx Pharmaceuticals Inc.	Common Stock 175 shares	5,135
OSI Pharmaceuticals Inc.	Common Stock 138 shares	4,282
Auxilium Pharmaceuticals Inc.	Common Stock 131 shares	3,927
Fuel Systems Solutions Inc.	Common Stock 94 shares	3,877

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Cyberonics Inc.	Common Stock 182 shares	3,720

Total Small-Mid Cap Growth Asset Class			962,679
Small-Mid Cap Index Asset Class:
Blackrock Extended Equity Market Fund F*	Common Collective Trust 164,693 units	3,674,297
Northern Trust Global Investments Collective Daily Small Cap Equity Fund*	Common Collective Trust 1,192 units	285,718

Total Small-Mid Cap Index Asset Class			3,960,015
Small-Mid Cap Value Asset Class:
Northern Trust Global Investment Russell 2000 Value Index Fund-Non Lending*	Common Collective Trust 6,589 units	797,386
CA Inc.	Common Stock 6,500 shares	145,989
Elizabeth Arden Inc.	Common Stock 9,100 shares	131,403
Griffon Corporation	Common Stock 10,700 shares	130,753
MDC Partners Inc. Class A	Common Stock 15,210 shares	126,850
Hanover Insurance Group Inc.	Common Stock 2,850 shares	126,625
Reinsurance Group of America Inc.	Common Stock 2,300 shares	109,594
Valassis Communications Inc.	Common Stock 6,000 shares	109,559
Circor International Inc.	Common Stock 4,150 shares	104,496
Northern Trust Global Investments Collective Daily Short term Investment Fund*	Common Collective Trust 103,414 units	103,414
Coherent Inc.	Common Stock 3,450 shares	102,568
Portland General Electric Company	Common Stock 4,920 shares	100,416
Safeway Inc.	Common Stock 4,500 shares	95,804
Tyco Electronics Ltd.	Common Stock 3,900 shares	95,744
Fifth Third Bancorp	Common Stock 9,800 shares	95,550
Wausau Paper Corporation	Common Stock 8,100 shares	93,960
Keycorp	Common Stock 16,800 shares	93,240
Arrow Electronics Inc.	Common Stock 3,050 shares	90,311
Avnet Inc.	Common Stock 2,950 shares	88,972
Omnicare Inc.	Common Stock 3,600 shares	87,048
Caseys General Stores Inc.	Common Stock 2,700 shares	86,184
St. Mary Land & Exploration Company	Common Stock 2,500 shares	85,600
Stancorp Financial Group Inc.	Common Stock 2,100 shares	84,042
Con-Way Inc.	Common Stock 2,300 shares	80,293
Meadowbrook Insurance Group Inc.	Common Stock 10,850 shares	80,290
Gardner Denver Inc.	Common Stock 1,850 shares	78,718
King Pharmaceuticals Inc.	Common Stock 6,400 shares	78,528
Great Plains Energy Inc.	Common Stock 3,970 shares	76,978
Rent A Center Inc.	Common Stock 4,300 shares	76,196
Reliance Steel & Aluminum Company	Common Stock 1,700 shares	73,474
Acergy SA	Common Stock 4,700 shares	73,367

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Tower Group Inc.	Common Stock 3,100 shares	72,571
Lorillard Inc.	Common Stock 900 shares	72,207
Texas Capital Bancshares Inc.	Common Stock 5,100 shares	71,196
Manpower Inc.	Common Stock 1,300 shares	70,954
Belden Inc.	Common Stock 3,200 shares	70,144
Interpublic Group Companies Inc.	Common Stock 9,300 shares	68,634
Regions Financial Corporation	Common Stock 12,800 shares	67,712
Bill Barrett Corporation	Common Stock 2,150 shares	66,887
Allied World Assurance	Common Stock 1,410 shares	64,959
Wisconsin Energy	Common Stock 1,300 shares	64,779
Del Monte Foods Company	Common Stock 5,690 shares	64,525
People’s United Financial Inc.	Common Stock 3,850 shares	64,295
Edison International	Common Stock 1,800 shares	62,604
XL Capital Ltd.	Common Stock 3,400 shares	62,322
Comerica Inc.	Common Stock 2,100 shares	62,097
Limited Brands	Common Stock 3,200 shares	61,568
Genworth Financial Inc. Class A	Common Stock 5,400 shares	61,290
Airtran Holdings Inc.	Common Stock 11,700 shares	61,074
Brocade Communications Systems Inc.	Common Stock 7,950 shares	60,659
Assurant Inc.	Common Stock 2,000 shares	58,960
Sun Trust Banks Inc.	Common Stock 2,900 shares	58,841
Lincoln Electric Holdings Inc.	Common Stock 1,100 shares	58,806
Hormel Foods Corporation	Common Stock 1,500 shares	57,675
CNA Financial Corporation	Common Stock 2,400 shares	57,600
CDC Software Corporation	Common Stock 5,910 shares	57,091
Conseco Inc.	Common Stock 11,400 shares	57,000
FBR Capital Markets Corporation	Common Stock 8,960 shares	55,373
Embraer-Empresa Brasileira de Aeronautica SA	Common Stock 2,500 shares	55,275
Western Alliance Bancorporation	Common Stock 14,500 shares	54,810
Denbury Resources Inc.	Common Stock 3,600 shares	53,280
Alliance One International Inc.	Common Stock 10,870 shares	53,046
Jones Apparel Group Inc.	Common Stock 3,300 shares	52,998
Intrepid Potash Inc.	Common Stock 1,800 shares	52,506
Goodyear Tire & Rubber Company	Common Stock 3,600 shares	50,760
PHH Corporation	Common Stock 3,100 shares	49,941
ICU Medical Inc.	Common Stock 1,350 shares	49,194
National Semiconductor Corporation	Common Stock 3,200 shares	49,152
MI Developments Inc.	Common Stock 3,900 shares	47,892
Cornell Companies Inc.	Common Stock 2,100 shares	47,670
PPG Industries Inc.	Common Stock 800 shares	46,832
Middleby Corporation	Common Stock 950 shares	46,569
Capital One Financial Corporation	Common Stock 1,200 shares	46,008
Westar Energy Inc.	Common Stock 2,100 shares	45,612

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Magna International Inc. Class A	Common Stock 900 shares	45,522
Delphi Financial Group Inc. Class A	Common Stock 2,030 shares	45,411
Linacre Holdings Inc.	Common Stock 1,200 shares	44,544
Cobalt International Energy Inc.	Common Stock 3,200 shares	44,288
Timken Company	Common Stock 1,850 shares	43,864
Digi International Inc.	Common Stock 4,790 shares	43,685
Princeton Review Inc.	Common Stock 10,340 shares	41,980
Time Warner Cable Inc.	Common Stock 1,000 shares	41,390
Willis Group Holdings PLC	Common Stock 1,550 shares	40,889
Chiquita Brands International Inc.	Common Stock 2,240 shares	40,410
Validus Holding Ltd .	Common Stock 1,500 shares	40,410
Northwest Bancshares Inc.	Common Stock 3,550 shares	40,186
Royal Gold Inc.	Common Stock 850 shares	40,035
Max Cap Group Ltd.	Common Stock 1,750 shares	39,025
RPM International Inc.	Common Stock 1,900 shares	38,627
Sun Microsystems Inc.	Common Stock 4,100 shares	38,417
Approach Resources Inc.	Common Stock 4,950 shares	38,214
Forest Oil Corporation	Common Stock 1,700 shares	37,825
First Financial Bancorp Ohio	Common Stock 2,580 shares	37,565
UGI Corporation	Common Stock 1,460 shares	35,317
ON Semiconductor Corporation	Common Stock 4,000 shares	35,240
Temple Inland Inc.	Common Stock 1,650 shares	34,832
Psychiatric Solutions Inc.	Common Stock 1,610 shares	34,035
Kinetic Concepts Inc.	Common Stock 900 shares	33,885
Aspen Insurance Holdings	Common Stock 1,330 shares	33,849
Starwood Property Trust Inc.	Common Stock 1,740 shares	32,869
Petroquest Energy Inc.	Common Stock 5,350 shares	32,796
Pantry Inc.	Common Stock 2,330 shares	31,665
Holly Corporation	Common Stock 1,230 shares	31,525
Iconix Brand Group Inc.	Common Stock 2,490 shares	31,499
PG& E Corporation	Common Stock 700 shares	31,255
Cash	Cash and Short Term Investments	31,041
General Cable Corporation	Common Stock 1,050 shares	30,891
Home Bancshares Inc.	Common Stock 1,280 shares	30,810
Granite Construction Inc.	Common Stock 910 shares	30,631
Lakeland Industries Inc.	Common Stock 3,820 shares	30,560
Mirant Corporation	Common Stock 2,000 shares	30,540
Nelnet Inc. Class A	Common Stock 1,760 shares	30,325
Highwoods Properties Inc.	Common Stock 900 shares	30,015
Novell Inc.	Common Stock 7,200 shares	29,880
PNC Financial Services Group	Common Stock 566 shares	29,879
Wesco International Inc.	Common Stock 1,100 shares	29,711
Digital River Inc.	Common Stock 1,090 shares	29,419

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
HCC Insurance Holdings Inc.	Common Stock 1,050 shares	29,369
Exactech Inc.	Common Stock 1,690 shares	29,254
Teleflex Inc.	Common Stock 540 shares	29,101
Paccar Inc.	Common Stock 800 shares	29,016
Harsco Corporation	Common Stock 900 shares	29,007
Lions Gate Entertainment Corporation	Common Stock 4,940 shares	28,701
Chimera Investment Corporation	Common Stock 7,290 shares	28,285
Geo Group Inc.	Common Stock 1,280 shares	28,006
Packaging Corporation of America	Common Stock 1,200 shares	27,612
Gibraltar Industries Inc.	Common Stock 1,750 shares	27,528
Great American Group Inc.	Common Stock 7,360 shares	27,232
SCBT Financial Corporation	Common Stock 980 shares	27,136
Regis Corporation	Common Stock 1,740 shares	27,092
Stone Energy Corporation	Common Stock 1,500 shares	27,075
Stealthgas Inc.	Common Stock 4,270 shares	26,602
Ciber Inc.	Common Stock 7,670 shares	26,462
Assisted Living Concepts Inc. Class A	Common Stock 990 shares	26,106
Perrigo Company	Common Stock 650 shares	25,896
LECG Corporation	Common Stock 8,600 shares	25,714
Old National Bancorp	Common Stock 2,010 shares	24,984
WSFS Financial Corporation	Common Stock 970 shares	24,861
Beacon Roofing Supply Inc.	Common Stock 1,550 shares	24,800
MB Financial Inc.	Common Stock 1,250 shares	24,650
Berkshire Hills Bancorp, Inc.	Common Stock 1,190 shares	24,609
Celadon Group Inc.	Common Stock 2,210 shares	23,979
Werner Enterprises Inc.	Common Stock 1,210 shares	23,946
RTI International Metals Inc.	Common Stock 930 shares	23,408
Endo Pharmaceuticals Holdings Inc.	Common Stock 1,100 shares	22,561
Seabright Insurance Holdings Inc.	Common Stock 1,950 shares	22,406
Texas Capital Bancshares Inc.	Common Stock 1,600 shares	22,336
Fresh Del Monte Produce Inc.	Common Stock 1,010 shares	22,321
Hillenbrand Inc.	Common Stock 1,180 shares	22,231
Healthtronics Inc.	Common Stock 8,330 shares	21,991
Liberty Global Inc. Series A	Common Stock 1,000 shares	21,910
Techwell Inc.	Common Stock 1,640 shares	21,648
Vectren Corporation	Common Stock 870 shares	21,472
Tyco International Ltd.	Common Stock 600 shares	21,408
Allstate Corporation	Common Stock 700 shares	21,028
Double-Take Software	Common Stock 2,060 shares	20,579
Renasant Corporation	Common Stock 1,490 shares	20,264
Encore Bancshares Inc.	Common Stock 2,490 shares	19,796
Casual Male Retail Group Inc.	Common Stock 8,460 shares	19,712
Hatteras Financial Corporation	Common Stock 690 shares	19,292

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Viewpoint Financial Group	Common Stock 1,330 shares	19,165
Super Valu Inc.	Common Stock 1,500 shares	19,065
El Paso Electric Company	Common Stock 940 shares	19,063
Americas Car-Mart Inc.	Common Stock 720 shares	18,958
Hexcel Corporation	Common Stock 1,450 shares	18,821
Omnivision Technologies Inc.	Common Stock 1,290 shares	18,744
BE Aerospace Inc.	Common Stock 790 shares	18,565
Mantech International Corporation Class A	Common Stock 380 shares	18,346
Lifetime Brands Inc.	Common Stock 2,450 shares	17,518
American Campus Communities Inc.	Common Stock 620 shares	17,422
Radware Ltd.	Common Stock 1,140 shares	17,237
Jack In The Box Inc.	Common Stock 860 shares	16,916
Foot Locker Inc.	Common Stock 1,470 shares	16,376
LifePoint Hospitals Inc.	Common Stock 500 shares	16,255
Symantec Corporation	Common Stock 900 shares	16,101
Celanese Corporation Series A	Common Stock 500 shares	16,050
Home Federal Bancorp Inc.	Common Stock 1,200 shares	15,972
Ares Capital Corporation	Common Stock 1,280 shares	15,936
New Frontier Media Inc.	Common Stock 8,350 shares	15,782
Zoran Corporation	Common Stock 1,400 shares	15,470
Colbs McKinnon Corporation NY	Common Stock 1,100 shares	15,026
Cantel Medical Corporation	Common Stock 740 shares	14,933
BJ Services Company	Common Stock 800 shares	14,880
PMA Capital Corporation Class A	Common Stock 2,330 shares	14,679
Centerstate Banks Inc.	Common Stock 1,450 shares	14,631
Geomet Inc.	Common Stock 9,870 shares	14,410
CIT Group Inc.	Common Stock 500 shares	13,805
Brown Shoe Company Inc.	Common Stock 1,380 shares	13,621
Essa Bancorp Inc.	Common Stock 1,150 shares	13,455
Schweitzer-Mauduit International Inc.	Common Stock 190 shares	13,367
Novamed Inc.	Common Stock 3,350 shares	12,998
Black & Decker Inc.	Common Stock 200 shares	12,966
Bancorp Rhode Island Inc.	Common Stock 500 shares	12,840
MFA Financial Inc.	Common Stock 1,720 shares	12,642
Union First Market	Common Stock 1,020 shares	12,638
Kennedy-Wilson Holdings Inc.	Common Stock 1,410 shares	12,620
United Financial Bancorp Inc.	Common Stock 960 shares	12,586
KBW Inc.	Common Stock 440 shares	12,038
Thomas Weisel Partners Group Inc.	Common Stock 3,170 shares	11,983
Washington Real Estate Investment Trust	Common Stock 430 shares	11,847
Zimmer Holdings Inc.	Common Stock 200 shares	11,822
Aegean Marine Petroleum Network Inc.	Common Stock 390 shares	10,717
Black Hills Corporation	Common Stock 400 shares	10,652

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Plantronics Inc.	Common Stock 380 shares	9,872
Lincoln Educational Services Corporation	Common Stock 450 shares	9,752
Arkansas Best Corporation	Common Stock 330 shares	9,712
Inverness Medical Innovations Inc.	Common Stock 230 shares	9,547
Hyatt Hotels Corporation Class A	Common Stock 300 shares	8,943
Mistras Group Inc.	Common Stock 590 shares	8,885
Safeguard Scientifics Inc.	Common Stock 850 shares	8,764
Healthcare Services Group Inc.	Common Stock 380 shares	8,155
Titan Machy Inc.	Common Stock 680 shares	7,847
Somanetics Corporation	Common Stock 380 shares	6,669
Ness Technologies Inc.	Common Stock 1,350 shares	6,615
Weight Watchers International Inc.	Common Stock 200 shares	5,832
Boots & Coots Inc.	Common Stock 3,520 shares	5,808
Actuate Corporation	Common Stock 1,300 shares	5,564
Qlogic Corporation	Common Stock 290 shares	5,472
Globe Specialty Metals Inc.	Common Stock 580 shares	5,452
Rand Logistics Inc.	Common Stock 1,200 shares	3,900
Glatfelter	Common Stock 320 shares	3,888
Hackett Group Inc.	Common Stock 1,160 shares	3,225
Landec Corporation	Common Stock 350 shares	2,184

Total Small-Mid Cap Value Asset Class			9,607,866
Other:
CMA Money Fund	Cash and Short Term Investments		22,052

			$120,441,565

* Indicates party-in-interest.

Supplemental Schedule

The Retirement and Savings Plan for Amgen Manufacturing, Limited

EIN: 98-0210484 Plan: #001

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Year Ended December 31, 2009

Identity of Issue	Description of Investment	Proceeds of Dispositions
Alumina Ltd.	Common Stock 20,400 shares	$30,021
Carnival PLC	Common Stock 1,100 shares	34,298
Centrica PLC	Common Stock 8,600 shares	31,541
CRH PLC	Common Stock 1,180 shares	28,782
FANUC Ltd.	Common Stock 700 shares	59,156
Huaneng Power International, Inc.	Common Stock 16,000 shares	10,777
Impala Platinum Holdings Ltd.	Common Stock 1,330 shares	29,640
Kubota Corporation	Common Stock 4,000 shares	31,535
Li & Fung Ltd.	Common Stock 14,000 shares	52,095
Lihir Gold Ltd.	Common Stock 8,900 shares	22,491
National Bank of Greece SA	Common Stock 1,550 shares	39,379
Nikon Corporation	Common Stock 1,000shares	17,814
Nokia Corporation	Common Stock 2,700 shares	35,350
PT Astra International Tbk.	Common Stock 6,500 shares	21,366
Petroleo Brasileiro SA Petrobras	Preferred Stock 4,300 shares	82,441
Singapore Telecommunications Ltd.	Common Stock 16,000 shares	34,965
PT Telekomunikasi Indonesia Tbk. Series B	Common Stock 44,000 shares	38,471
Tullow Oil PLC	Common Stock 1,660 shares	32,257

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 23, 2010	By:	/S/ MICHAEL A. KELLY
Michael A. Kelly Acting Chief Financial Officer Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR AMGEN MANUFACTURING, LIMITED

INDEX TO EXHIBITS

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1